Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: January 16, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

04/003

KLM PRESS STATEMENT

AMSTELVEEN, January 12, 2004 — Koninklijke Luchtvaart Maatschappij nv (KLM) announces that it has filed a Form 20-F/A with the U.S. Securities and Exchange Commission (the SEC). This Form 20-F/A amends certain items of KLM’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003, which was filed with the SEC on June 12, 2003.

In connection with KLM’s proposed combination with Air France, KLM’s Annual Report on Form 20-F will be incorporated by reference by Air France into a registration statement under the U.S. Securities Act of 1933 on Form F-4. The amendments were made in that connection and to increase the comparability of information in the Form F-4 to that contained in KLM’s Annual Report on Form 20-F.

A copy of the Form 20-F/A may be obtained from KLM’s investor relations website (http://investorrelations.klm.com) under the heading ‘SEC filings’.

For more information, please contact Investor Relations at +31 20 649 30 99, or Media Relations at +31 20 649 45 45.

AMS/IR/BvK

03/092

KLM PRESS STATEMENT

AMSTELVEEN, December 30, 2003 — Koninklijke Luchtvaart Maatschappij nv (KLM) announces that it has filed today its interim results for the first six months of fiscal 2003/04 (April — September 2003) reconciled under US GAAP with the U.S. Securities and Exchange Commission (SEC). These figures will be cross-referenced in the registration statement on Form F-4 that will be filed with the SEC by Air France in due course.

In addition to the regular reconciling item relating to pension accounting, the main difference between the interim results under Netherlands GAAP and under US GAAP relates to the accounting treatment of KLM’s reorganization provision (EUR 75 million). Under US GAAP, this provision has been recognized in the first half of the current fiscal year, while under Netherlands GAAP it has already been recognized in the previous fiscal year.

A copy of the interim results under US GAAP filed with the SEC may be obtained from KLM’s investor relations website (http://investorrelations.klm.com) under the heading ‘SEC filings’.

For more information, contact Investor Relations at +31 20 649 3099, or Media Relations at +31 20 649 4545.

AMS/IR/BvK